UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41256

Blue World Acquisition Corporation

(Exact name of registrant as specified in its charter)

244 Fifth Avenue, Suite B-88

New York, NY 10001

(646) 998-9582

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, Class A Ordinary Shares, Warrants and Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Explanatory Note:

*	On July 1, 2024 (the “Closing Date”), Blue World Acquisition Corporation, a Cayman Islands exempted company (“BWAQ” or the “Company”), consummated the previously announced business combination pursuant to the an Agreement and Plan of Merger, dated as of August 10, 2023 (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) with TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company, (“TOYO Solar,” together with PubCo, Merger Sub and SinCo, the “Group Companies,” or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), WA Global Corporation, a Cayman Islands exempted company (“WAG”), Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo”).

Pursuant to the Business Combination Agreement, (a) the Group Companies, VSUN, Fuji Solar, WAG, Belta and BestToYo consummated the Pre-Merger Reorganization (as defined in the Business Combination Agreement), and (b) following the consummation of the Pre-Merger Reorganization, BWAQ merged with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”). As a result of the Merger, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the Merger Effective Time (as defined in the Business Combination Agreement) were no longer outstanding and were automatically cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws.

Pursuant to the requirements of the Securities Exchange Act of 1934, Blue World Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TOYOone Limited (as successor by merger to Blue World Acquisition Corporation)

	By:	/s/ RYU Junsei
	Name:	RYU Junsei
	Title:	Director

Date: July 12, 2024

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall ﬁle with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.